UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER TO RULE 13A or 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of : February 2003 (5)	File No.: 0-11378

TransGlobe Energy Corporation

(Translation of Registrant’s Name into English)

#2900, 330 – 5th Avenue S.W., Calgary, AB T2P 0L4

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F

          Form 20F [ X ]                                Form 40F [     ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes          [     ]                                No           [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g-3-2(b): 82-____________.

FORM 6K	Page 2

Submitted herewith:

(1)	News release as filed on SEDAR and disseminated through CCNMatthews as follows:

	February 11, 2003:	Transglobe Energy Corporation Announces 2002 Reserve and Production Results.

(2)	Material Change Report 27 dated February 11, 2003 with respect to above-noted News release.

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransGlobe Energy Corporation
(Registrant)

Date: February 11, 2003	By: /s/ David C. Ferguson
David C. Ferguson
Vice President, Finance & CFO

NEWS RELEASE FOR IMMEDIATE RELEASE

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
2002 RESERVE AND PRODUCTION RESULTS

Tuesday, February 11, 2003 Calgary, Alberta - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) (TSX symbol "TGL"; OTC-BB symbol "TGLEF") is pleased to announce 2002 Year End reserve and production results.

Reserves:

TransGlobe’s proven reserves in the Tasour field (13.81087% working interest) in the Republic of Yemen are up 91% from 823,000 barrels at year end 2001 to 1,574,000 barrels at year end 2002. The increase replaced 233% of 2002 production. The increase in Yemen reserves is attributable to the excellent field performance, field extension and new pool discovery at Tasour #7 on Block 32. In February 2003 the Tasour field cumulative production surpassed 8.0 million barrels (1.1 million barrels to TransGlobe).

Although a light oil discovery at An Nagyah #2 on Block S-1 was announced December 10, 2002, a medium gravity oil pool was found at Harmel #1 and a gas-condensate pool at An Naeem #1, #2 and #3, no proven reserves will be assigned to Block S-1 until additional appraisal drilling and project evaluation is completed. An appraisal well at An Nagyah #3 is currently drilling with results expected by the end of February. If a commercial development emerges from the current program, proven reserves can then be assigned to Block S-1 (25% working interest).

In Canada, proven reserves declined 18% from 946,000 Boe at year end 2001 to 772,000 Boe at year end 2002. The decline is primarily due to production, well performance and the divestiture of minor properties during 2002. Gas reserves were converted to barrels of oil equivalent (“Boe”) using a ratio of 6 : 1, and represent 76% of the Canadian proven reserves at year end 2002.

TransGlobe’s consolidated proven reserves increased 33% from 1.770 million Boe for 2001 to 2.347 million Boe for 2002.

Production:

In the Republic of Yemen, production increased 37% from an average of 1,131 Bopd in 2001 to an average of 1,545 Bopd in 2002, with an exit rate of 1,996 Bopd for the month of December 2002. Production from the Tasour field is presently curtailed at 17,500 Bopd (2,417 Bopd to TransGlobe) pending the expansion of export pumping capacity. It is expected that production will exceed 20,000 Bopd (2,760 Bopd to TransGlobe) by the end of February when the expansion is completed and shut in wells are placed on production. Production increases in 2002 are primarily attributed to the field extension and new pool discovery drilled at Tasour #7 in September 2002. The field extension was successfully appraised at Tasour #8 in January 2003. It is anticipated that another development well will be drilled at Tasour #9 in June 2003.

Continued

2

In Canada, production declined 21% from an average of 238 Boepd in 2001 to 187 Boepd in 2002 with an exit rate of 184 Boepd for the month of December 2002. It is anticipated that Canadian production will exceed 300 Boepd by the end of the first quarter 2003 when new production at Morningside and Nevis is tied it. The production decline in 2002 is primarily attributed to natural declines, the divestiture of minor properties and shut in production during the year in response to low gas prices. With significantly improved North American natural gas prices in late 2002 the Company has expanded the Canadian capital budget to include drilling a minimum of four exploration wells targeting natural gas prospects.

TransGlobe’s consolidated production increased 27% from an average 1,369 Boepd for 2001 to and average 1,732 Boepd for 2002.

Cash Flow:

The higher production and higher oil prices in the fourth quarter have resulted in an increase in the estimated 2002 cash flow to US$8.0 million before the historical cost pool adjustment. This represents a 37% increase over 2001. In addition, a year-end adjustment of US$1.5 million for historical cost pool recoveries from the Block 32 Joint Venture Partners will increase the estimated 2002 cash flow to US$9.5 million. Consolidated cash flow increased 63% from US$5.8 Million (US$0.12 per basic share) in 2001 to approximately US$9.5 million (US$0.18 per basic share) in 2002.

The majority of the 2002 historical cost pool adjustment represents the recovery of TransGlobe’s original farm-in costs on Block 32 in 1997. It is anticipated that the balance of the historical cost pools will be recovered during 2003 which will result in a 2003 year end cost pool adjustment payment of approximately US$1.2 million by TransGlobe to the Block 32 Joint Venture Partners.

It is anticipated that the 2002 year end financials will be press released on March 10, 2003 following the 2002 audit.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
- or -
Lloyd W. Herrick, Vice President & C.O.O.

Ross G. Clarkson	Executive Offices:
President & C.E.O.	#2900, 330 –5th Avenue, S.W.,
Calgary, AB T2P 0L4

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com

MATERIAL CHANGE REPORT

1.	Reporting Issuer: TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2900, 330 – 5th Avenue S.W. Calgary, Alberta T2P 0L4 Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change: February 11, 2003

3.

News Release

Press release dated February 11, 2003, disclosing in detail the material summarised in thismaterial change report was disseminated through the facilities of CNN Newswire (Canada andU.S. disclosure package) on February 11, 2003 and would have been received by the securitiescommissions where the Company is a "reporting issuer" and the stock exchanges on which thesecurities of the Company are listed and posted for trading in the normal course of theirdissemination.

4.

Summary of Material Change:

On February 11, 2003, TransGlobe announced 2002 Year End reserve and production results.

Reserves:

Proven reserves in the Tasour field in the Republic of Yemen are up 91% from 823,000 barrels at year end 2001 to 1,574,000 barrels at year end 2002, which increase is attributable to the excellent field performance, field extension and new pool discovery at Tasour #7 on Block 32.

Although a light oil discovery at An Nagyah #2 on Block S-1 was announced December 10, 2002, a medium gravity oil pool was found at Harmel #1 and a gas-condensate pool at An Naeem #1, #2 and #3, no proven reserves will be assigned to Block S-1 until additional appraisal drilling and project evaluation is completed.

In Canada, proven reserves declined 18% from year end 2001 to year end 2002, primarily due to production, well performance and the divestiture of minor properties during 2002.

Consolidated proven reserves increased 33% from 1.770 million Boe for 2001 to 2.347 million Boe for 2002.

Production:

In the Republic of Yemen, production increased 37% from 2001 to 2002, which increase is primarily attributable to the field extension and new pool discovery drilled at Tasour #7 in September, 2002. The field extension was successfully appraised at Tasour #8 in January, 2003 and it is anticipated that another development well will be drilled at Tasour #9 in June, 2003.

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2

In Canada, production declined 21% from 2001 to 2002, which decline is primarily attributable to natural declines, the divestiture of minor properties and shut in production during the year in response to low gas prices.

Consolidated production increased 27% from an average 1,369 Boepd for 2001 to an average 1,732 Boepd for 2002.

Cash Flow:

 Higher production and higher oil prices in the fourth quarter of 2002 resulted in an increase in the estimated 2002 cash flow to US$8.0 million before the historical cost pool adjustment, which represents a 37% increase over 2001. In addition, a year-end adjustment of US$1.5 million for historical cost pool recoveries from the Block 32 Joint Venture Partners will increase the estimated 2002 cash flow to US $9.5 million. Consolidated cash flow increased 63% from US$5.8 Million (US$0.12 per basic share) in 2001 to approximately US$9.5 million (US$0.18 per basic share) in 2002.

5.	Full Description of Material Change: See the attached press release.

6.	Reliance on Confidentiality Provisions: Not Applicable

7.	Omitted Information: Not Applicable

8.

Senior Officers:

For further information, please contact Ross G. Clarkson, President and CEO, or Lloyd W. Herrick, Vice-President and COO, at TransGlobe Energy Corporation, Suite 2900, 330 – 5th Avenue S.W., Calgary, Alberta T2P 0L4 (403) 264-9888.

9.	Statement of Senior Officer: The foregoing accurately discloses the material change referred to in this report. DATED February 11, 2003, at the City of Calgary, in the Province of Alberta

/s/ Ross Clarkson

Ross Clarkson
President and Chief Executive Officer

G:\054925\0004\Material Change Report (Feb 11 2003).doc

NEWS RELEASE FOR IMMEDIATE RELEASE

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
2002 RESERVE AND PRODUCTION RESULTS

Tuesday, February 11, 2003 Calgary, Alberta - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) (TSX symbol "TGL"; OTC-BB symbol "TGLEF") is pleased to announce 2002 Year End reserve and production results.

Reserves:

TransGlobe’s proven reserves in the Tasour field (13.81087% working interest) in the Republic of Yemen are up 91% from 823,000 barrels at year end 2001 to 1,574,000 barrels at year end 2002. The increase replaced 233% of 2002 production. The increase in Yemen reserves is attributable to the excellent field performance, field extension and new pool discovery at Tasour #7 on Block 32. In February 2003 the Tasour field cumulative production surpassed 8.0 million barrels (1.1 million barrels to TransGlobe).

Although a light oil discovery at An Nagyah #2 on Block S-1 was announced December 10, 2002, a medium gravity oil pool was found at Harmel #1 and a gas-condensate pool at An Naeem #1, #2 and #3, no proven reserves will be assigned to Block S-1 until additional appraisal drilling and project evaluation is completed. An appraisal well at An Nagyah #3 is currently drilling with results expected by the end of February. If a commercial development emerges from the current program, proven reserves can then be assigned to Block S-1 (25% working interest).

In Canada, proven reserves declined 18% from 946,000 Boe at year end 2001 to 772,000 Boe at year end 2002. The decline is primarily due to production, well performance and the divestiture of minor properties during 2002. Gas reserves were converted to barrels of oil equivalent (“Boe”) using a ratio of 6 : 1, and represent 76% of the Canadian proven reserves at year end 2002.

TransGlobe’s consolidated proven reserves increased 33% from 1.770 million Boe for 2001 to 2.347 million Boe for 2002.

Production:

In the Republic of Yemen, production increased 37% from an average of 1,131 Bopd in 2001 to an average of 1,545 Bopd in 2002, with an exit rate of 1,996 Bopd for the month of December 2002. Production from the Tasour field is presently curtailed at 17,500 Bopd (2,417 Bopd to TransGlobe) pending the expansion of export pumping capacity. It is expected that production will exceed 20,000 Bopd (2,760 Bopd to TransGlobe) by the end of February when the expansion is completed and shut in wells are placed on production. Production increases in 2002 are primarily attributed to the field extension and new pool discovery drilled at Tasour #7 in September 2002. The field extension was successfully appraised at Tasour #8 in January 2003. It is anticipated that another development well will be drilled at Tasour #9 in June 2003.

In Canada, production declined 21% from an average of 238 Boepd in 2001 to 187 Boepd in 2002 with an exit rate of 184 Boepd for the month of December 2002. It is anticipated that Canadian production will exceed 300 Boepd by the end of the first quarter 2003 when new production at Morningside and Nevis is tied it. The production decline in 2002 is primarily attributed to natural declines, the divestiture of minor properties

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2

and shut in production during the year in response to low gas prices. With significantly improved North American natural gas prices in late 2002 the Company has expanded the Canadian capital budget to include drilling a minimum of four exploration wells targeting natural gas prospects.

TransGlobe’s consolidated production increased 27% from an average 1,369 Boepd for 2001 to and average 1,732 Boepd for 2002.

Cash Flow:

The higher production and higher oil prices in the fourth quarter have resulted in an increase in the estimated 2002 cash flow to US$8.0 million before the historical cost pool adjustment. This represents a 37% increase over 2001. In addition, a year-end adjustment of US$1.5 million for historical cost pool recoveries from the Block 32 Joint Venture Partners will increase the estimated 2002 cash flow to US$9.5 million. Consolidated cash flow increased 63% from US$5.8 Million (US$0.12 per basic share) in 2001 to approximately US$9.5 million (US$0.18 per basic share) in 2002.

The majority of the 2002 historical cost pool adjustment represents the recovery of TransGlobe’s original farm-in costs on Block 32 in 1997. It is anticipated that the balance of the historical cost pools will be recovered during 2003 which will result in a 2003 year end cost pool adjustment payment of approximately US$1.2 million by TransGlobe to the Block 32 Joint Venture Partners.

It is anticipated that the 2002 year end financials will be press released on March 10, 2003 following the 2002 audit.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
/s/ Ross G. Clarkson	- or -
Lloyd W. Herrick, Vice President & C.O.O.

Ross G. Clarkson	Executive Offices:
President & C.E.O.	#2900, 330 –5th Avenue, S.W.,
Calgary, AB T2P 0L4

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com

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